UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 3, 2017

TIME WARNER INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-15062	13-4099534
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Time Warner Center, New York, New York 10019
(Address of Principal Executive Offices) (Zip Code)

212-484-8000
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS.

On October 22, 2016, Time Warner Inc. (“Time Warner”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AT&T Inc., a Delaware corporation (“AT&T”), and West Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AT&T (“Corporate Merger Sub”).  West Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of AT&T (“LLC Merger Sub”), acceded to the Merger Agreement on October 28, 2016.  Pursuant to the Merger Agreement, Corporate Merger Sub will be merged with and into Time Warner, with Time Warner continuing as the surviving company in the merger.  Immediately thereafter, subject to the terms and conditions set forth in the Merger Agreement, Time Warner will be merged with and into LLC Merger Sub, with LLC Merger Sub continuing as the surviving entity (collectively, the “Transaction”).

In connection with the Transaction, three putative class action complaints have been filed in the United States District Court for the Southern District of New York against Time Warner and its directors.  The three complaints are captioned as follows:  Collura v. Time Warner, Inc. et al., Case No. 1:17-cv-00399 (filed January 19, 2017), Gross v. Time Warner, Inc. et al., Case No. 1:17-cv-00522 (filed January 24, 2017) and Fruchter v. Time Warner, Inc. et al., Case No. 1:17-cv-00523 (filed January 24, 2017) (collectively, the “Merger Litigation”).  The complaints, which have been brought by alleged Time Warner stockholders, generally allege that Time Warner’s definitive proxy statement filed with the Securities and Exchange Commission on January 9, 2017 (the “Proxy Statement”) omitted certain material information in connection with the Transaction.  The complaints seek various remedies, including injunctive relief to prevent the consummation of the Transaction unless certain allegedly material information is disclosed and rescissory damages in the event the Transaction is consummated without such disclosures.

Time Warner believes that the claims asserted in the Merger Litigation are without merit and no supplemental disclosure is required under applicable law.  However, in order to avoid the risk of the Merger Litigation delaying or adversely affecting the Transaction and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Time Warner has determined to voluntarily supplement the Proxy Statement as described in this Current Report on Form 8-K.  Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.  To the contrary, Time Warner specifically denies all allegations in the Merger Litigation that any additional disclosure was or is required.

These supplemental disclosures will not affect the merger consideration to be paid to stockholders of Time Warner in connection with the Transaction or the timing of the special meeting of the stockholders of Time Warner scheduled for February 15, 2017, at 3:00 p.m. Eastern time, at Omni Atlanta Hotel at CNN Center, 100 CNN Center, Atlanta, GA 30303.  The Time Warner board of directors continues to unanimously recommend that you vote “FOR” the adoption of the Merger Agreement and “FOR” the other proposals being considered at the special meeting.

Supplemental Disclosures to Proxy Statement in Connection with the Merger Litigation

The following disclosures in this Current Report on Form 8-K supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which in turn should be read in its entirety.  To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement the information in the Proxy Statement.  All page references are to the Proxy Statement and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement.

The disclosure in the section entitled “The Transaction” under the heading “Background of the Transaction”, beginning on page 57 of the Proxy Statement, is hereby amended by:

Adding the sentence below to the end of the first full paragraph on page 59 and adding the second paragraph below immediately thereafter:

Following discussion, in light of (i) the risk of a leak occurring if Time Warner canvassed the market prior to signing and the potential destabilization of Time Warner’s management and operations that could result, as well as the risk to AT&T’s ability to continue to pursue a transaction in the face of a leak and potential market pressures on its own stock or from its investor base; (ii) the risk of losing AT&T’s offer if Time Warner were to canvass the market before signing; (iii) the regulatory and other considerations other potential acquirors would face; and (iv) the Time Warner board’s view, with input from its advisors, that other potential acquirors would be more likely to decide to make an offer for Time Warner after an agreement with AT&T was signed and announced, the Time Warner board determined that securing a transaction with AT&T, with appropriate terms allowing Time Warner to consider proposals from third parties following signing, would be the best approach to seek to maximize value under Time Warner’s circumstances.

Also at the October 6, 2016 meeting, representatives of Time Warner’s management discussed with the Time Warner board the benefits of a potential merger with AT&T, including, among other things, that a combination with AT&T would give Time Warner access to AT&T’s scaled distribution network, enhance Time Warner’s ability to create compelling consumer offerings across multiple distribution platforms and accelerate Time Warner’s efforts to increase its direct-to-consumer relationships. Representatives of Time Warner’s management also discussed with the Time Warner board the risks to achieving those benefits, how Time Warner’s businesses would be managed under AT&T and the importance of post-closing integration and successful execution of the merger, as well as the risks to Time Warner in continuing as a stand-alone entity, including, among other things, changes in consumer behavior and industry headwinds increasing risk, growth advantages for companies with direct-to-consumer relationships and challenges facing Time Warner in developing direct-to-consumer businesses on its own.

Replacing the third full paragraph on page 60 with the three paragraphs below (with new text in underline):

On October 22, 2016, the Time Warner board held an in-person meeting at Cravath’s offices in New York, with representatives of Time Warner’s management, Allen & Company, Citi, Morgan Stanley and Cravath participating, to consider and vote on the proposed transaction with AT&T. Mr. Bewkes discussed with the Time Warner board the benefits of the merger for the company and its stockholders, including the value Time Warner’s stockholders would receive in the transaction and the increased potential for ongoing innovation-driven revenue growth opportunities from combining the company’s businesses with AT&T’s scale, distribution platforms and direct-to-consumer relationships. Mr. Bewkes also noted AT&T’s focus on the importance of execution after consummation of the merger in taking advantage of those growth opportunities, and stated that he would be willing to remain with the combined company in order to assist in the transition.

Representatives of Cravath reviewed the directors’ fiduciary duties and other legal matters in connection with the Time Warner board’s consideration of the transaction, including the proposed terms of the merger agreement that had been negotiated between the parties. The Time Warner board also discussed, with input from Time Warner’s financial advisors, other potential acquirors of Time Warner and the likelihood that any of them could consummate a transaction superior to the transaction with AT&T. The directors noted the risks previously discussed relating to a pre-signing exploration of alternative offers and discussed, with input from Time Warner’s legal and financial advisors, the fact that the break-up fee under the proposed merger agreement with AT&T was unlikely to deter a third party from making a competing offer for Time Warner after a transaction with AT&T was announced, that third parties would have several months to come forward with a potentially superior offer before the Time Warner stockholders vote on the merger with AT&T and that numerous financial institutions were expected to be available to provide financing to support a competing offer.

After discussion, Allen & Company, Citi and Morgan Stanley reviewed and discussed with the Time Warner board their financial analyses of the merger consideration and each separately rendered an oral opinion,  confirmed by delivery of a written opinion dated October 22, 2016, to the Time Warner board to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth in such opinion, the merger consideration provided for pursuant to the merger agreement was fair, from a financial point of view, to holders of Time Warner common stock.

Adding the below additional sentence to the end of the penultimate full paragraph on page 60:

In the evening on October 22, 2016, AT&T held a conference call with news media, with Mr. Bewkes participating, in which Mr. Bewkes stated that he had committed to Mr. Stephenson that he would stay on at the combined company through a reasonable transition period post-closing that would be mutually determined by them.

The disclosure in the section entitled “The Transaction” under the heading “Opinions of Time Warner’s Financial Advisors”, beginning on page 64 of the Proxy Statement, is hereby amended by:

Replacing the table included at the end of the first full paragraph on page 75 with the table and footnotes to such table below:

Time Warner Selected Diversified Entertainment Companies	NTM(1) Estimated OIBDA Multiples	NTM Estimated EPS Multiples	Time Warner Selected Cable Network/Studio Companies	NTM Estimated OIBDA Multiples	NTM Estimated EPS Multiples
• CBS Corporation	9.5x	12.9x	• AMC Networks Inc.	7.2x	8.3x
• The Walt Disney Company	9.5x	15.2x	• Discovery Communications, Inc.	9.0x	11.0x
• Twenty-First Century Fox, Inc.	7.6x	12.9x	• Lions Gate Entertainment Corp.	9.7x	NA(2)
• Viacom Inc.	7.9x	8.8x	• Scripps Networks Interactive, Inc.	8.5x	11.7x

(1) “NTM” denotes next 12 months.
(2) “NA” denotes not publicly available.

Amending and restating the last paragraph on page 75 as follows (with new text in underline):

No company or business used in this analysis is identical to Time Warner and, accordingly, an evaluation of the results of this analysis is not entirely mathematical nor were individual multiples (referenced above for informational purposes) observed for each of the Time Warner selected companies independently determinative of the results of such analysis. Rather, this analysis involves complex considerations and judgments concerning differences in financial characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Time Warner was compared.

Replacing the table included at the end of the first full paragraph on page 76 with the table and footnotes to such table below:

Announcement Date	Acquiror	Target	LTM(1) Estimated EBITDA Multiples
June 2016	Lions Gate Entertainment Corp.	Starz	10.9x
April 2016	Comcast Corporation	Dreamworks Animation SKG, Inc.	32.3x
November 2012	News Corporation	Yankees Entertainment and Sports Network	12.2x
October 2012	The Walt Disney Company	Lucasfilm Ltd.	21.4x(2)
December 2009	Comcast Corporation/General Electric Company (joint venture)	NBC Universal, Inc.	12.0x
November 2009	Scripps Networks Interactive, Inc.	Travel Channel	14.5x
August 2009	The Walt Disney Company	Marvel Entertainment, Inc.	12.7x
July 2008	NBC Universal, Inc./Bain Capital, LLC/The Blackstone Group L.P.	The Weather Channel	12.6x
March 2007	Cox Communications, Inc.	Travel Channel	NA(3)

(1) “LTM” denotes last 12 months.
(2) Reflects LTM EBIT multiple.
(3) “NA” denotes not publicly available.

Amending and restating the last full paragraph on page 76 as follows (with new text in underline):

No company, business or transaction used in this analysis is identical to Time Warner or the initial merger and, accordingly, an evaluation of the results of this analysis is not entirely mathematical nor were individual multiples (referenced above for informational purposes) observed for each of the selected transactions independently determinative of the results of such analysis. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics that could affect the acquisition or other values of the companies, businesses or transactions to which Time Warner and the initial merger were compared.

Amending and restating the second, third and fourth full paragraphs on page 77 as follows (with new text in underline):

Allen & Company calculated implied terminal values for Time Warner by applying to Time Warner’s unlevered, after-tax free cash flows for the fiscal year ending December 31, 2025 (normalized by the management of Time Warner in the terminal year for depreciation, amortization, capital expenditures and tax rate) a selected range of perpetuity growth rates of 1.75% to 2.25% (which, for informational purposes, implied an approximate range of latest 12 months (as of December 31, 2025) estimated OIBDA multiples of 8.2x to 10.9x). The present values (as of September 30, 2016) of the cash flows and terminal values were then calculated using a selected range of discount rates of 7.0% to 8.0% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Time Warner of $98 to $130, as compared to the merger consideration of $107.50.

Citi calculated implied terminal values for Time Warner by applying to Time Warner’s unlevered, after-tax free cash flows for the fiscal year ending December 31, 2025 (normalized by the management of Time Warner in the terminal year for depreciation, amortization, capital expenditures and tax rate) a selected range of perpetuity growth rates of 1.25% to 1.75% (which, for informational purposes, implied an approximate range of latest 12 months (as of December 31, 2025) estimated OIBDA multiples of 8.0x to 10.8x). The present values (as of September 30, 2016) of the cash flows and terminal values were then calculated using a selected range of discount rates of 6.5% to 7.7% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Time Warner of $98 to $135, as compared to the merger consideration of $107.50.

Morgan Stanley calculated implied terminal values for Time Warner by applying to Time Warner’s next 12 months (as of December 31, 2025) estimated adjusted OIBDA (extrapolated based on the Time Warner management forecasts) a selected range of next 12 months OIBDA multiples of 8.0x to 9.5x based on Morgan Stanley’s professional judgment and after taking into account, among other things, observed next 12 months (as of September 30, 2016) estimated OIBDA multiples of the Time Warner selected companies. The present values (as of September 30, 2016) of the cash flows and terminal values were then calculated using a selected range of discount rates of 6.0% to 7.5% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for Time Warner of $101 to $130, as compared to the merger consideration of $107.50.

Replacing the table included at the end of the fifth full paragraph on page 77 with the table and footnote to such table below:

AT&T Selected Telecommunications Companies	NTM(1) Estimated OIBDA Multiples	NTM Estimated EPS Multiples	AT&T Selected Cable/Satellite Companies	NTM Estimated OIBDA Multiples	NTM Estimated EPS Multiples
• CenturyLink, Inc.	6.2x	11.7x	• Charter Communications, Inc.	9.4x	NM
• Sprint Corporation	8.9x	NM(2)	• Comcast Corporation	7.9x	17.3x
• T-Mobile US, Inc.	8.0x	27.0x	• DISH Network Corporation	5.2x	NM
• Verizon Communications Inc.	7.5x	12.8x

(1) “NTM” denotes next 12 months.
(2) “NM” denotes not meaningful.

Amending and restating the third full paragraph on page 78 as follows (with new text in underline):

No company or business used in this analysis is identical to AT&T and, accordingly, an evaluation of the results of this analysis is not entirely mathematical nor were individual multiples (referenced above for informational purposes) observed for each of the AT&T selected companies independently determinative of the results of such analysis. Rather, this analysis involves complex considerations and judgments concerning differences in financial characteristics and other factors that could affect the public trading or other values of the companies or businesses to which AT&T was compared.

Amending and restating the last full paragraph on page 78 as follows (with new text in underline):

Allen & Company calculated implied terminal values for AT&T by applying to AT&T’s unlevered, after-tax free cash flows for the fiscal year ending December 31, 2021 (normalized per the management of Time Warner in the terminal year for depreciation, amortization, capital expenditures, pension funding and tax rates and after taking into account network capital expenditures) a selected range of perpetuity growth rates of 0.5% to 1.0% (which, for informational purposes, implied an approximate range of latest 12 months (as of December 31, 2021) estimated pension-adjusted OIBDA multiples of 6.2x to 8.2x). The present values (as of September 30, 2016) of the cash flows and terminal values were then calculated using a selected range of discount rates of 5.5% to 6.5% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for AT&T of $37 to $56, as compared to the unaffected closing price of AT&T common stock on October 19, 2016 of $39.38 per share.

Amending and restating the first and second full paragraphs on page 79 as follows (with new text in underline):

Citi calculated implied terminal values for AT&T by applying to AT&T’s unlevered, after-tax free cash flows for the fiscal year ending December 31, 2021 (normalized per the management of Time Warner in the terminal year for depreciation, amortization, capital expenditures, pension funding and tax rates and after taking into account network capital expenditures) a selected range of perpetuity growth rates of 0% to 0.5% (which, for informational purposes, implied an approximate range of latest 12 months (as of December 31, 2021) estimated pension-adjusted OIBDA multiples of 6.6x to 8.4x). The present values (as of September 30, 2016) of the cash flows and terminal values were then calculated using a selected range of discount rates of 4.9% to 5.6% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for AT&T of $43 to $59, as compared to the unaffected closing price of AT&T common stock on October 19, 2016 of $39.38 per share.

Morgan Stanley calculated implied terminal values for AT&T by applying to AT&T’s next 12 months (as of December 31, 2021) estimated OIBDA (extrapolated based on the AT&T management forecasts and adding back pension and other post-employment benefit expense other than service costs) a selected range of next 12 months OIBDA multiples of 6.5x to 7.5x based on Morgan Stanley’s professional judgment and after taking into account, among other things, observed next 12 months (as of September 30, 2016) estimated OIBDA multiples of the AT&T selected companies. The present values (as of September 30, 2016) of the cash flows and terminal values were then calculated using a selected range of discount rates of 5.00% to 6.25% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for AT&T of $41 to $53, as compared to the unaffected closing price of AT&T common stock on October 19, 2016 of $39.38 per share.

The disclosure in the section entitled “The Transaction” under the heading “Certain Time Warner Forecasts”, beginning on page 80 of the Proxy Statement, is hereby supplemented by adding the following at the end thereof:

The following tables present the reconciliations to the U.S. GAAP measures “Operating Income” and “Cash Provided by Operations from Continuing Operations” of the non-GAAP financial measures “Adjusted Operating Income Before Depreciation and Amortization (Adjusted OIBDA)” and “Unlevered Free Cash Flow”, respectively, which were included in the Time Warner management forecasts.  The non-GAAP financial measures included in the Time Warner management forecasts should not be considered in isolation from, or as a substitute for, the GAAP measures presented in the reconciliations below. The non-GAAP financial measures as used in the Time Warner management forecasts may not be comparable to similarly-titled measures used by other companies.

The reconciliations set forth below speak only as of the date of the Time Warner management forecasts included in this proxy statement/prospectus and have not been updated to reflect any circumstances or events occurring since the preparation of the Time Warner management forecasts.  Some or all of the estimates and assumptions underlying the amounts provided in the reconciliations below have changed since the date the Time Warner management forecasts were prepared, such changes are not reflected in the reconciliations provided below and actual results will differ from such amounts.  Time Warner is unable to estimate certain amounts as explained further below.  The information presented in the reconciliations set forth below is not indicative of Time Warner’s expected performance for fiscal year 2016 or any subsequent fiscal year and is being included solely to provide a quantitative reconciliation of the non-GAAP financial measures included in the Time Warner management forecasts to the most comparable GAAP financial measures. Time Warner undertakes no, and expressly disclaims any, duty to update or revise any of the information contained in the Time Warner management forecasts or the reconciliations set forth below to reflect circumstances or events existing since the date of the Time Warner management forecasts or to reflect the actual fiscal year 2016 results, even in the event that any or all of the underlying estimates or assumptions are shown to be incorrect.

Reconciliation of Adjusted Operating Income Before Depreciation and Amortization (Adjusted OIBDA) to Operating Income (U.S. GAAP Basis)

	Year Ending December 31,
($ in millions)	2016E	2017E	2018E	2019E
Adjusted OIBDA (1)	$8,231	$8,922	$9,559	$10,465
Depreciation	(483)	(527)	(522)	(618)
Amortization	(190)	(170)	(166)	(161)
Asset impairments (2)	(35)	–	–	–
Gains (losses) on operating assets, net (2)	77	–	–	–
Other operating income items (2)	(29)	–	–	–
Operating Income (U.S. GAAP Basis)	$7,571	Not estimable	Not estimable	Not estimable

(1) Adjusted OIBDA represents operating income before depreciation and amortization, adjusted to exclude: the impact, if any, of noncash impairments of goodwill, intangible and fixed assets; gains and losses on operating assets (other than deferred gains on sale-leasebacks); gains and losses recognized in connection with pension and other postretirement benefit plan curtailments or settlements; external costs related to mergers, acquisitions or dispositions (including restructuring and severance costs associated with dispositions), as well as contingent consideration related to such transactions, to the extent such costs are expensed; and amounts related to securities litigation and government investigations.  Time Warner believes Adjusted OIBDA provides useful information to investors to evaluate the performance of its business excluding the impact of noncash depreciation and amortization, noncash impairments of goodwill, intangible and fixed assets, as well as gains and losses on asset sales, and amounts related to securities litigation and government investigations, among other things.

(2) Because of the nature of the footnoted items, Time Warner is unable to estimate the amounts of any adjustments for these items for periods after December 31, 2016 due to its inability to forecast if or when any such items will occur.  Based on the occurrence of these items for the year ended December 31, 2016, it is likely that additional amounts may occur during subsequent years. These items are inherently unpredictable and may not be reliably quantified. More specifically:

●
Asset impairments are contingent on a variety of factors outside Time Warner’s control, including, without limitation, the occurrence of casualty or force majeure events, future economic conditions, changes in technology and fluctuations in the underlying fair market value of the assets. As a result, Time Warner does not have a reasonable basis to predict the timing, amount or nature of any potential future impairment charges that could impact this reconciling item.

●
Gains or losses on operating assets are contingent on future decisions by Time Warner as to whether to sell certain operating assets and exit certain businesses and the terms of any such sale, none of which are currently known to or reasonably predictable by Time Warner. Time Warner may sell operating assets over the periods covered by the Time Warner management forecasts and the gain or loss on such sales may be significant. Future gains or losses will be impacted by the timing of Time Warner’s decisions to conduct sales of its operating assets and the fair value at the time of disposition. Estimating future gains and losses would therefore require Time Warner to speculate about the timing of these future asset sales, the assets involved in any such sales and the fair value at the time of disposition, all of which are unknown for the forecast period.

●
Costs and contingent consideration related to mergers, acquisitions or dispositions are contingent on future decisions by Time Warner with respect to M&A activities, the terms of any M&A transactions and changes in the fair value of the contingent consideration arrangements, none of which are currently known to or reasonably predictable by Time Warner. Time Warner may undertake one or more mergers, acquisitions or dispositions during the periods covered by the Time Warner management forecasts, any of which could have a significant impact on Time Warner’s merger-related costs or may involve contingent consideration. Time Warner does not have a reasonable basis to predict the timing, value or nature of future potential mergers, acquisitions or dispositions that could impact this reconciling item.

●
Gains and losses recognized in connection with pension and other postretirement benefit plan curtailments or settlements are contingent on changes in plan terms, which cannot be predicted for the forecast period, and amounts related to securities litigation and governmental investigations are contingent on the initiation of such litigation or investigations by stockholders or the applicable governmental entities, both of which are outside Time Warner’s control. As a result, Time Warner does not have a reasonable basis to predict the timing, amount or nature of any potential charges that could impact this reconciling item.

Reconciliation of Unlevered Free Cash Flow to
Cash Provided by Operations from Continuing Operations (U.S. GAAP Basis)

	Year Ending December 31,
($ in millions)	2016E	2017E	2018E	2019E
Unlevered Free Cash Flow (1)	$4,817	$4,624	$4,970	$5,918
Less external costs related to mergers, acquisitions, investments or dispositions and contingent consideration payments (2)	(13)	–	–	–
Less excess tax benefits from equity instruments (2)	(59)	–	–	–
Add capital expenditures	444	659	904	571
Add principal payments on capital leases	13	8	8	9
Less cash interest paid	(1,238)	(1,283)	(1,380)	(1,389)
Less cash taxes paid	(989)	(2,099)	(2,041)	(2,140)
Add unlevered cash taxes (3)	1,460	2,575	2,503	2,628
Cash Provided by Operations from Continuing Operations (U.S. GAAP Basis)	$4,435	Not estimable	Not estimable	Not estimable

(1) Time Warner utilizes free cash flow, and believes it provides useful information to investors, to evaluate the performance and liquidity of its business and considers free cash flow when making decisions regarding strategic investments, dividends and share repurchases. Unlevered Free Cash Flow, which is functionally equivalent to free cash flow without giving effect to debt servicing costs or benefits or the tax impact on nonoperating items, is included in this proxy statement/prospectus because it was utilized by Time Warner’s financial advisors in performing their respective discounted cash flow analyses.

(2) Because of the nature of the footnoted items, Time Warner is unable to estimate the amounts of any adjustments for these items for periods after December 31, 2016 due to its inability to forecast if or when any such items will occur.  Based on the occurrence of these items for the year ended December 31, 2016, it is likely that additional amounts may occur during subsequent years. These items are inherently unpredictable and may not be reliably quantified. More specifically:

●
Costs and contingent consideration related to mergers, acquisitions, investments or dispositions are contingent on future decisions by Time Warner with respect to M&A activities, the terms of any M&A transactions and changes in the fair value of the contingent consideration arrangements, none of which are currently known to or reasonably predictable by Time Warner. Time Warner may undertake one or more mergers, acquisitions, investments or dispositions during the periods covered by the Time Warner management forecasts, any of which could have a significant impact on Time Warner’s merger-related costs or may involve contingent consideration. Time Warner does not have a reasonable basis to predict the timing, value or nature of future potential mergers, acquisitions, investments or dispositions that could impact this reconciling item.

●
Excess tax benefits from equity instruments are contingent on the vesting or exercise of Time Warner’s equity awards and the tax benefit realized by Time Warner, none of which are currently known to or reasonably predictable by Time Warner.

(3) Unlevered cash taxes is defined as cash taxes paid plus the tax impact on interest expense, net, plus the tax impact on Other income (loss), net, as shown below:

	Year Ending December 31,
($ in millions)	2016E	2017E	2018E	2019E
Cash taxes paid	$989	$2,099	$2,041	$2,140
Tax impact on Interest expense, net (4)	427	459	490	536
Tax impact on Other income (loss), net (5)	44	17	(28)	(48)
Unlevered cash taxes	$1,460	$2,575	$2,503	$2,628

(4) Calculated using Time Warner’s estimated interest expense, net, multiplied by 36.2% as shown below.  Time Warner believes this composite rate, based on the U.S. federal statutory rate of 35% along with an estimated rate for state and local jurisdictions, appropriately reflects the income tax impact that interest expense, net, has on the tax provision.

	Year Ending December 31,
($ in millions, except tax rate)	2016E	2017E	2018E	2019E
Interest expense, net	$1,179	$1,269	$1,354	$1,480
Tax rate	36.2%	36.2%	36.2%	36.2%
Tax impact on Interest expense, net	$427	$459	$490	$536

(5) Calculated using Time Warner’s estimated Other income (loss), net multiplied by Time Warner’s anticipated effective tax rate as shown below:

	Year Ending December 31,
($ in millions, except tax rate)	2016E	2017E	2018E	2019E
Other income (loss), net	$166	$50	$(88)	$(148)
Tax rate	26.8%	32.4%	32.4%	32.4%
Tax impact on Other income (loss), net	$44	$17	$(28)	$(48)

The disclosure in the section “The Transaction” under the heading “Certain AT&T Forecasts”, beginning on page 82 of the Proxy Statement, is hereby supplemented by replacing the table and the footnotes to such table included at the end of such section in their entirety with the following:

	Fiscal Year Ending December 31,
($ in millions, except per share data)	2017E	2018E	2019E
Total Revenue	$166,852	$170,252	$173,995
Total EBITDA	$55,522	$57,962	$59,849
Adjusted EPS	$3.00	$3.15	$3.34

Discussion and Reconciliation of Non-GAAP Measures in AT&T Forecasts

The discussion below summarizes how AT&T reconciles its non-GAAP EBITDA and Adjusted EPS measures included in the AT&T forecasts to the most comparable GAAP financial measures. AT&T believes that EBITDA and Adjusted EPS are relevant and useful information to investors as they are part of AT&T’s internal management reporting and planning processes and are important metrics that management uses to evaluate the operating performance of AT&T and its segments. AT&T management also uses these measures as a method of comparing performance with that of many of its competitors.

The reconciliations set forth below speak only as of the date of the AT&T forecasts included in this proxy statement/prospectus and have not been updated to reflect any circumstances or events occurring since the preparation of the AT&T forecasts. Some or all of the estimates and assumptions underlying the amounts provided in the reconciliations below may have changed since the date the AT&T forecasts were prepared and actual results may differ from such amounts. The information presented in the reconciliations set forth below is not indicative of AT&T’s expected performance for any fiscal year and is being included solely to provide a quantitative reconciliation of the non-GAAP financial measures included in the AT&T forecasts to the most comparable GAAP financial measures. AT&T does not intend to update or otherwise revise the AT&T forecasts or the reconciliations set forth below to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or changes in general economic or industry conditions even in the event that any or all of the underlying assumptions may have changed.

EBITDA

For AT&T, EBITDA is defined as operating income before depreciation and amortization. The table below reconciles EBITDA to net income, the most comparable GAAP financial measure, by adding provision for income taxes, interest expense – net, other income (expense) – net and depreciation and amortization to net income. EBITDA is not presented as an alternative measure of operating results or cash flows from operations, as determined in accordance with GAAP. EBITDA, as defined by AT&T, may not be comparable to similarly titled measures reported by other companies.

	Fiscal Year Ending December 31,
($ in millions, except per share data)	2017E	2018E	2019E
Net Income – GAAP	$15,808	$17,549	$19,340
Additions:
Income Taxes	8,931	9,914	11,224
Interest Expense, Net	5,086	5,725	5,597
Other Income (Expense), Net	(190)	(236)	(251)
Depreciation & Amortization	25,887	25,010	23,939
Total EBITDA	$55,522	$57,962	$59,849

Adjusted EPS

Adjusted EPS is a non-GAAP financial measure calculated by excluding from diluted earnings per share the impacts of certain significant items that are non-operational or non-recurring in nature, such as items arising from asset acquisitions or dispositions. Adjusted EPS, as defined by AT&T, may not be comparable to similarly titled measures reported by other companies.

	Fiscal Year Ending December 31,
($ in millions, except per share data)	2017E	2018E	2019E
Diluted Earnings Per Share – GAAP	$2.51	$2.79	$3.09
Additions:
Merger Integration Costs	0.02	0.00	–
Amortization of Intangible Assets	0.48	0.36	0.25
Adjusted EPS	$3.00	$3.15	$3.34

The disclosure in the section entitled “Interests of Time Warner’s Directors and Officers in the Transaction”, beginning on page 119 of the Proxy Statement, is hereby supplemented by including the following text at the end of such section:

Post-Closing Employment

As both Time Warner and AT&T have publicly acknowledged following the announcement of the Transaction, Mr. Bewkes has committed to stay on at the combined company for a transition period post-closing to assist with the successful execution of the Transaction. Specific terms of Mr. Bewkes’s post-closing employment have not been agreed to between Mr. Bewkes and AT&T as of February 3, 2017, the date on which this disclosure is made pursuant to Time Warner’s Current Report on Form 8-K filed with the SEC on such date. As of February 3, 2017, none of Time Warner’s other executive officers or directors have entered into any agreements with AT&T regarding a continuing role with the combined company following completion of the Transaction.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this Current Report on Form 8-K, including financial estimates and statements as to the expected timing, completion and effects of the Transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the SEC.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements.  Such forward-looking statements include, but are not limited to, statements about the benefits of the Transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the Transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the Transaction, (6) failure to realize the benefits expected from the Transaction and (7) the effect of the announcement of the Transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally.  Discussions of additional risks and uncertainties are and will be contained in AT&T’s and Time Warner’s filings with the SEC.  Neither AT&T nor Time Warner is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, AT&T filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus regarding the Transaction.  The registration statement was declared effective by the SEC on January 6, 2017.  On January 9, 2017, Time Warner filed with the SEC the Proxy Statement and first mailed the Proxy Statement to Time Warner’s stockholders.  This communication is not intended to be, and is not, a substitute for the Proxy Statement or for any other document that Time Warner or AT&T may file with the SEC in connection with the Transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders may obtain these materials and other relevant documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.  Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction.  Information regarding Time Warner’s directors and executive officers is available in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on April 29, 2016, and the Proxy Statement, which was filed with the SEC on January 9, 2017.  To the extent holdings of Time Warner securities have changed since the amounts printed in the above referenced proxy statements, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Information regarding AT&T’s directors and executive officers is available in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on March 11, 2016.  To the extent holdings of AT&T’s securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement, the proxy statement/prospectus and other relevant materials filed with the SEC.  These documents are available free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIME WARNER INC.

By:	/s/ Howard M. Averill
	Name:	Howard M. Averill
	Title:	Executive Vice President and Chief Financial Officer

Date:  February 3, 2017